UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.

(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Exhibit 99.1 to this Form 6-K of the Registrant is hereby incorporated by reference into the Registration Statements on Form F-10 (File No. 333-266608) and Form S-8 (File No. 333-257352) of the Registrant and into the Registration Statement on Form S-4 (File No. 333-269738) of Hut 8 Corp., as amended or supplemented.

Exhibit 99.2 to this Form 6-K of the Registrant is hereby incorporated by reference as an exhibit to the Registration Statement on Form S-4 (File No. 333-269738) of Hut 8 Corp., as amended or supplemented.

Exhibit

Exhibit No.	Description

99.1	Material Change Report, dated November 8, 2023
99.2	Form of Transaction Agreement, by and among Validus Power Corp., Iroquois Falls Power Corp., Bay Power Corp., Kap Power Corp., Kingston Cogen Limited Partnership., Kingston Cogen GP Inc., Validus Hosting Inc., each by KSV Restructuring Inc., in its capacity as court-appointed monitor; Far North Power Corp.; and Macquarie Equipment Finance Ltd. #

#	Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit were redacted. The registrant hereby agrees to furnish a copy of any redacted information to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

Date:	November 8, 2023	By:	/s/ Aniss Amdiss
			Name:	Aniss Amdiss
			Title:	Chief Legal Officer

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